UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION

Release No. IC-31023/April 22, 2014

In the Matter of:	:
	:
METLIFE INSURANCE COMPANY OF CONNECTICUT, <u>ET AL.</u>	:
	:
1095 Avenue of the Americas	:
New York, NY 10036	:
	:
(812-14221)	:
	:
	:

ORDER PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING APPROVAL OF SUBSTITUTIONS AND AN ORDER PURSUANT TO
SECTIONS 17(b) OF THE ACT GRANTING EXEMPTION FROM THE PROVISIONS OF
SECTION 17(a).

An application was filed on September 30, 2013, and an amended and restated application was filed on February 28, 2014 (as amended, the "Application") by MetLife of CT Separate Account Eleven for Variable Annuities ("Separate Account Eleven"), MetLife of CT Separate Account QPN for Variable Annuities ("Separate Account QPN"), MetLife of CT Fund UL for Variable Life Insurance ("Fund UL"), MetLife of CT Fund UL III for Variable Life Insurance ("Fund UL III"), MetLife of CT Separate Account CPPVUL1 ("Separate Account CPPVUL1"), First MetLife Investors Variable Annuity Account One ("Separate Account One"), MetLife Investors USA Separate Account A ("Separate Account A"), Metropolitan Life Separate Account UL ("Separate Account UL"), Metropolitan Life Variable Annuity Separate Account II ("Separate Account II"), Security Equity Separate Account Twenty-Seven ("Separate Account Twenty-Seven"), (collectively, the "Separate Accounts") and MetLife Insurance Company of Connecticut ("MetLife of CT"), First MetLife Investors Insurance Company ("First MetLife Investors"), MetLife Investors USA Insurance Company ("MetLife Investors USA") and Metropolitan Life Insurance Company ("MetLife"), (collectively the "Insurance Companies"), Met Investors Series Trust ("MIST") and Metropolitan Series Fund ("Met Series Fund," and, together with MIST, the "Investment Companies"). The Insurance Companies and the Separate Accounts are referred to collectively as the "Substitution Applicants." The Insurance Companies, the Separate Accounts and the Investment Companies are referred to as the "Section 17 Applicants." The Substitution Applicants sought an order pursuant to Section 26(c) of the Investment Company Act of 1940 ("1940 Act") approving the substitution of certain shares of the Trust for shares of other registered investment companies unaffiliated with the Section 26 Applicants. The Section 17 Applicants sought an order pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the 1940 Act to the extent necessary to permit them to engage in certain in-kind transactions in connection with the substitutions.

A notice of the filing of the application was issued on March 31, 2014 (Investment Company Act Release No. IC-31000). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing should be ordered. No request for a hearing has been received, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the approval of the Substitutions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the 1940 Act; and the proposed transactions are consistent with the general purposes of the 1940 Act.

Accordingly,

IT IS ORDERED, pursuant to section 26(c) of the 1940 Act, that the proposed substitutions by MetLife Insurance Company of Connecticut, et al. (812-14221), are approved; and

IT IS FURTHER ORDERED, pursuant to section 17(b) of the 1940 Act, that the requested exemption from section 17(a) of the 1940 Act, be, and hereby is, granted, effective forthwith.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                        Kevin M. O'Neill
                                        Deputy Secretary